EXHIBIT 99.1

To announce the Standard & Poor maintains its ratings on Chunghwa ‘AA’ Long-term foreign currency corporate rating

Date of events: 2015/12/18

Contents:

1.	Date of occurrence of the event: 2015/12/18

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom Co., Ltd. (“CHT”, TAIEX: 2412, NYSE: CHT) announced that Standard & Poor’s Ratings Services affirmed its ‘AA’ long-term foreign currency corporate rating on the company. Taiwan Ratings Corp. also affirmed its ‘twAAA’ long-term corporate rating and ‘twA-1+’ short-term corporate credit rating on the company. Both Standard & Poor’s Ratings Services and Taiwan Ratings Corp. affirmed a stable outlook of the company.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: None.